UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 7, 2020

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires, Argentina:
Investor Relations Leandro Perez Castaño, Finance and IR Manager. * leandro_perez@tgs.com.ar Carlos Almagro, Investor Relations Officer * carlos_almagro@tgs.com.ar	Media Relations Mario Yaniskowski * mario_yaniskowski@tgs.com.ar

TGS Announces Results for the

Second Quarter ended on June 30, 2020(1)

Transportadora de Gas del Sur ("TGS" or "the Company") is the leader in Argentina in the transportation of natural gas, transporting approximately 59% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 2.9 Bcf/d. It is one of the main natural gas processors. In addition, TGS’ infrastructure initial investments in Vaca Muerta basin is a milestone with the aim to become as one of the main Midstreamers in Vaca Muerta.

TGS shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

The controlling company of TGS is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) Grupo Investor Petroquímica S.L. (member of the GIP group, led by the Sielecki family) and PCT L.L.C. with the remaining 50%.

For further information, see our website www.tgs.com.ar

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of June 30, 2020

TGS holds 794,495,283 issued shares and 760,564,718 outstanding shares.

Buenos Aires, Argentina, August 7, 2020

During the second quarter ended June 30, 2020 (2Q2020), total income amounted to Ps. 1,741 million, or Ps. 2.28 per share (Ps. 11.43 per ADS), compared to Ps. 5,798 million, or Ps. 7.47 per share (Ps. 37.34 per ADS) for the same period in 2019 (2Q2019).

Operating profit amounted to Ps. 4,513 million in 2Q2020, Ps. 2,254 million lower than in 2Q2019. This variation was mainly due to:

•A 26% decline in revenues (for Ps. 3,753 million) due to lower revenues from the Natural Gas Transportation and the Natural Gas Liquids ("Liquids") Production and Commercialization business segments of Ps. 2,058 million and Ps. 1,904 million, respectively.

•Operating costs and administrative and selling expenses decreased by Ps. 1,663 million in 2Q2020, compared to 2Q2019.

•Depreciation increased by Ps. 223 million.

Financial results recorded a negative variation of Ps. 3,764 million.

As of June 30, 2020, cash amounted to Ps. 15,685, with a net debt of Ps. 21,189 million.

(1)The financial information presented in this press release is based on consolidated financial statements presented in constant Argentine pesos as of June 30, 2020 (Ps.) which is based on the application of the International Financial Reporting Standards (IFRS).

Transportadora de Gas del Sur S.A. 2

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar

2Q 2020 EARNINGS RELEASE

2Q2020 Highlights

➢In May 2020, Presidential Decree No. 488/2020 regulated the applicable tax rate on exports of certain oil and gas products, including products that we produce and export establishing a range between 0% and 8% depending on the "ICE Brent first line" barrel price. Since this decree came into effect, the applicable export tax rate has been 0%.

➢On June 19, 2020, the Executive Branch issued Presidential Decree No. 543/2020, which extends the validity of Article 5 of Law No. 27,541 - Law on Social Solidarity and Production Reactivation in the Framework of the Public Emergency (the "Solidarity Law")- for an additional period of 180 calendar days, which states that natural gas transportation and distribution tariffs will remain unadjusted and authorizes the Executive Branch to renegotiate them.

➢On July 13, 2020, Mr. Horacio Jorge Tomás Turri was appointed as Director and Chairman of our Board of Directors replacing Mr. Gustavo Mariani.

➢On July 13, 2020, PCT acquired the entire stake of WST S.A. ("WST") in PEPCA S.A. (a company holding 10% of the shares in our controlling company). As of the date of this transaction, WST held 45.8% of PEPCA's capital stock and had an indirect interest of 4.58% in CIESA. This transaction did not change the shareholder composition or the direct and indirect control in CIESA or TGS.

➢On July 13, 2020, an Ordinary General Shareholders' Meeting was called for August 21, 2020, in order to appoint the replacements for the vacant positions at our Board of Directors and Supervisory Committee.

➢Strengthening our growth in Vaca Muerta, in July 2020, we entered into an agreement with Shell Argentina S.A. to install and operate a natural gas dehydration, measurement and regulation plant in the Bajada de Añelo field to provide services for a minimum period of two years.

COVID-19 and the measures adopted

The COVID-19 pandemic, which caused a global collapse in the demand for products and services as a consequence of the measures adopted by the countries to stop the spread of the disease, as well as tensions in the oil market, generated a climate of unprecedented volatility and uncertainty that triggered significant declines of commodity prices and the stock markets.

During 2Q2020, the social and preventive isolation measures ordered by the Argentine government have continued to be adopted following Decree No. 297/2020 issued March 20, 2020. Presently, although there are certain flexibilities the measures were extended to August 16, 2020.

All TGS’ activities are considered an essential public service and, despite the social and preventive isolation measures in place, have been provided normally considering all the necessary protection measures for our personnel and the communities in which we do business.

Furthermore, and considering the situation affecting our operations and financial results, we have implemented a series of measures to mitigate the impact and guarantee the continuity of our operations and the health of our employees, including:

•adopting all measures ordered by the government to ensure the health of our employees and the communities where we operate,

•optimizing capital investments and operating and administrative expenses, without affecting the safety and reliability tasks that allow us to operate the pipeline system in accordance with current regulations,

•implementing all public health measures proposed by the national authorities to make

2Q 2020 EARNINGS RELEASE

the operations at the Cerri Complex viable,

•suspending works that do not affect the integrity of the natural gas pipeline system,

•adopting a comprehensive daily control of the cash flow evolution to optimize its use and protect its value.

In the natural gas transportation segment, tariffs remained unchanged. Similarly, and as a result of the prevention measures mentioned above, there were some delays in the collections from our main customers in March and April, as their collections were negatively affected. Such delays were partially regularized towards the end of 2Q2020.

During 2Q2020 there was a decrease in natural gas deliveries due to the decline in economic activity and isolation measures. However, 81% of our revenues in the Natural Gas Transportation business segment corresponds to firm natural gas transportation services.

The Liquids production and commercialization segment recorded unchanged prices for liquefied petroleum gas ("LPG") in the domestic market in accordance to the provisions of Decree No. 311/2020, while international reference prices for liquids declined abruptly in March, and partially recovered in the 2Q2020.

On the other hand, the operations at the Cerri Complex were carried out without interruptions and in accordance to the sanitary protocols, reaching a production level of 293,430 short tons in 2Q2020 (only 3% less than in 2Q2019).

Considering our current financial position and the measures taken previously, we estimate that we will have sufficient resources to meet our current working capital needs, finance the capital expenditures and pay off our short-term financial debt, without incurring in additional debt.

Despite the aforementioned measures adopted, the scale and duration of these developments remain uncertain and could impact our operation results, cash flow and financial condition, but will depend on the severity of the health emergency and the success of the government’s measures adopted thus far as well as any future ones.

Analysis of the results

TGS posted total revenues of Ps. 10,735 million in 2Q2020, a Ps. 3,753 million decrease compared to Ps. 14,488 million recorded in 2Q2019.

2Q 2020 EARNINGS RELEASE

The breakdown of operating costs, administrative and commercialization expenses, excluding depreciation, for 2Q2020 and 2Q2019 is shown below:

Operating costs and administrative and selling expenses, excluding depreciation, decreased by approximately Ps. 1,663 million in the 2Q2020 compared to 2Q2019. This variation is mainly explained by: (i) the decrease in natural gas costs of Ps. 1,168 million, given by the restatement effect following the provisions of IAS 29 and lower prices of the natural gas, partially offset by an increase of natural gas volume purchased (ii) Ps. 205 million of labor costs, (iii) the lower tax fees and contributions (due to decrease in export taxes and turnover tax) and (iv) other operating costs as a result of measures adopted to mitigate the negative impact of COVID-19.

Financial results are presented in gross terms considering the effects of change in the currency purchasing power ("Gain on monetary position") in a single separate line. In 2Q2020, financial results recorded a negative variation of Ps. 3,764 million compared to 2Q2019. This variation was mainly due to: (i) the foreign exchange difference as a result of the depreciation of the Argentine peso during 2Q2020, compared to an appreciation recorded in 2Q2019, and the higher net liability position in U.S. dollars for Ps. 3,129 million, (ii) the impact of the monetary position of Ps. 225 million as a result of the lower inflation rate in 2Q2020, and (iii) the result from derivative financial instruments for Ps. 364 million.

Analysis of operating profit by business segment

2Q 2020 EARNINGS RELEASE

Natural Gas Transportation

Operating profit before depreciation of the Natural Gas Transportation segment decreased by Ps. 1,733 million.

Revenues from this segment derived mainly from firm natural gas transportation contracts and represented approximately 46% and 48% of the Company's total revenues for 2Q2020 and 2Q2019, respectively.

Operating Information Firm Contracts
3.500.000
3.000.000
2.500.000
2.000.000
1.500.000
1.000.000
500.000
0
cf/day
84%
82%
80%
78%
76%
74%
72%
70%
2Q2016
2Q2017
2Q2018
2Q2019
2Q2020
% revenues Firm contracts
Average firm contracted capacity
Average daily deliveries

This tariff segment, subject to ENARGAS regulation, received its last tariff increase as from April 1st, 2019 following Resolution No. 192/2019.

The decrease in operating profit was mainly related to lower revenues as a result of the lack of a tariff adjustment, to compensate for the negative variation of the restatement effect due to inflation as provided for by IAS 29. This effect was partially offset by the cost reduction measures adopted in order to mitigate the impact of COVID-19 on our operations.

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for approximately 44% and 46% of total revenues in 2Q2020 and 2Q2019, respectively. During 2Q2020, production was 8,168 short tons lower than 2Q2019, reaching 293,430 short tons.

2Q 2020 EARNINGS RELEASE

Operating profit before depreciation for this business segment decreased by Ps. 588 million (34%) mainly as a result of the Ps. 1,904 million decline in revenues, which was partially offset by the lower cost of natural gas and the lower export taxes (after the decline of applicable tax rate) and turnover tax.

Liquids revenues decreased by Ps. 1,904 million, to Ps. 4,768 million in 2Q2020. This variation was mainly due to: (i) the impact of the restatement according to IAS 29 of Ps. 2,071 million, (ii) the nominal variation in prices that led to a decrease in revenues of Ps. 1,810 million, and (iii) the decrease in the volumes of ethane sold by Ps. 646 million. These effects were partially offset by the increase in the nominal variation of the exchange rate on revenues denominated in US dollars that amounted to Ps. 2,039 million and the larger volumes of propane and butane shipped totaling Ps. 581 million.

Total volumes dispatched increased by 7%, or 18,642 short tons in 2Q2020, compared to 2Q2019, resulting mainly from higher short tons of propane exported and butane sold in the local market. This effect was partially offset by the lower volumes of ethane sold.

The breakdown of volumes dispatched by market and product and revenues by market is included below:

2Q 2020 EARNINGS RELEASE

Other Services (including Telecommunications)

The Other Services business segment mainly includes services such as midstream and telecommunications, representing approximately 10% and 4% of TGS's total revenues for 2Q2020 and 2Q2019, respectively.

Operating profit before depreciation increased by Ps. 290 million (48%) mainly as a result of a Ps. 209 million increase in revenues in 2Q2020 compared to 2Q2019, and a Ps. 81 million decrease in operating costs due to lower expenses incurred by the joint venture for the construction of a natural gas pipeline in the province of Santa Fe ("UT").

The increase in revenues was mainly due to higher natural gas transportation and conditioning services at Vaca Muerta area of Ps. 326 million and the nominal effect of the exchange rate on U.S. dollar-denominated sales of Ps. 294 million. These effects were partially offset by the effect of the restatement under IAS 29 for Ps. 233 million, lower operation and maintenance services of Ps. 70 million, construction of the UT for Ps. 59 million and natural gas compression of Ps. 55 million

Financial position analysis

Net debt

As of June 30, 2020, our net debt amounted to Ps. 21,189 million compared to Ps. 25,883 million as of December 31, 2019. Our total net financial debt is totally denominated in US dollars for both periods (which is shown in pesos in the table below).

The table included below shows a reconciliation of our net debt:

2Q 2020 EARNINGS RELEASE

Liquidity and capital resources

The net variation in cash and cash equivalents for 2Q2020, and 2Q2019 was as follows:

Below is a reconciliation of the free cash flows for the 2Q2020 and 2Q2019:

During 2Q2020, net increase in cash and cash equivalents and free cash flow amounted to Ps. 7,328 million and Ps. 4,943 million, respectively.

During 2Q2020, cash flow generated by the operating activities amounted to Ps. 6,148 million, Ps. 4,257 million above 2Q2019. This was mainly due to lower income tax payments, improvement in the working capital and revenues from the derivative financial instruments contracted in order to cover the decline in the prices of Liquids sold.

Cash flow provided by investing activities amounted to Ps. 1,484 million in 2Q2020, compared to Ps. 14,121 million of cash flow used in investing activities during 2Q2019 mainly because of the payment for the acquisition of financial assets not considered cash equivalents amounted to Ps. 12,549 million, lower capital expenditures investment of Ps. 3,056 million after the conclusion of construction of the midstream business at Vaca Muerta, and the measures adopted to reduce investments in order to mitigate the impact of COVID-19.

Finally, cash flow used for financing activities amounted to Ps. 304 million. The decrease compared to 2Q2019 was mainly due to the payment of dividends made in 2Q2019, while in 2Q202, there was no payment.

2Q 2020 EARNINGS RELEASE

2Q2020 earnings conference call

TGS invites you to participate in the conference call to discuss this 2Q2020 announcement on Monday August 10, 2020 at 10:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time. To listen to the call from USA dial: +1-877-407-9210, and for international calls dial: +1-201-689-8049. To view the webcast, go to www.tgs.com.ar.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

2Q 2020 EARNINGS RELEASE

Transportadora de Gas del Sur S.A.

Financial Information for the 2Q2020 and 2Q2019 and for the first semester 2020 and 2019

(In millions of Argentine pesos, except for per share and per ADS information in pesos or where otherwise indicated)

	Second Quarter		First semester	
	2Q2020	2Q2019	1S2020	1S2019
Natural Gas Transportation	4.975	7.033	10.684	13.289
Liquids Production and Commercialization	4.768	6.672	10.970	14.276
Other Services	992	783	1.915	1.403
Revenues	**10.735**	**14.488**	**23.569**	**28.968**
Operating costs	(4.047)	(5.446)	(9.117)	(11.507)
Administrative and Selling Expenses	(939)	(1.203)	(2.179)	(2.464)
Other Operating Results	21	(38)	84	(88)
Operating profit before depreciation	**5.770**	**7.801**	**12.357**	**14.909**
Depreciation	(1.257)	(1.034)	(2.484)	(2.013)
Operating profit	**4.513**	**6.767**	**9.873**	**12.896**
Net Financial Results	(2.054)	1.710	(2.324)	808
Share of gain / (loss) from associates	8	(36)	13	(43)
Total comprehensive income before Income Tax	**2.467**	**8.441**	**7.562**	**13.661**
Income Tax expense	(726)	(2.643)	(2.219)	(4.110)
Total comprehensive income	**1.741**	**5.798**	**5.343**	**9.551**
Earnings per share	**2,28**	**7,47**	**6,950**	**12,164**
Earnings per ADS	**11,43**	**37,34**	**34,748**	**60,820**

Financial Results for the 2Q2020 and 2Q2019, and 1S2020 and 1S2019

(In millions of Argentine Pesos)

	2Q2020	2Q2019	1S2020	1S2019
Financial income				
Interest	85	199	178	436
Foreign exchange gain	887	(226)	1,750	3,403
Subtotal	**972**	**(27)**	**1,928**	**3,839**
Financial expenses				
Interest	(727)	(698)	(1,378)	(1,360)
Foreign exchange gain	(3,352)	890	(6,133)	(4,201)
less Capitalized financial costs	-	-	-	362
Subtotal	**(4,079)**	**192**	**(7,511)**	**(5,199)**
Other financial results				
Derivative financial instruments results	(182)	182	263	(14)
Acquisition of Notes results	-	-	333	-
Results on assets at fair value through profit or loss	190	133	336	493
Others	(82)	(123)	(167)	(232)
Subtotal	**(74)**	**192**	**765**	**247**
Gain on monetary position	**1,127**	**1,353**	**2,494**	**1,921**
Total	**(2,054)**	**1,710**	**(2,324)**	**808**

2Q 2020 EARNINGS RELEASE

Business Segment information

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine Pesos)				
1S2020					
Revenues	10,684	10,970	1,715	200	23,569
Operating profit before depreciation	7,406	3,854	1,051	46	12,357
Depreciation	(1,823)	(157)	(504)	-	(2,484)
Operating profit	5,583	3,697	547	46	9,873
1S2019					
Revenues	13,289	14,276	1,252	151	28,968
Operating profit before depreciation	9,411	4,865	573	60	14,909
Depreciation	(1,676)	(134)	(203)	-	(2,013)
Operating profit	7,735	4,731	370	60	12,896

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine Pesos)				
2Q2020					
Revenues	4,975	4,768	917	75	10,735
Operating profit before depreciation	3,452	1,720	573	25	5,770
Depreciation	(923)	(80)	(254)	-	(1,257)
Operating profit	2,529	1,640	319	25	4,513
2Q2019					
Revenues	7,033	6,672	711	72	14,488
Operating profit before depreciation	5,185	2,308	281	27	7,801
Depreciation	(856)	(74)	(104)	-	(1,034)
Operating profit	4,329	2,234	177	27	6,767

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine pesos without inflation adjustment - non audited)				
1S2020					
Revenues	10,115	10,428	1,644	187	22,374
Operating profit before depreciation	7,026	3,906	1,011	40	11,983
Depreciation	(329)	(46)	(239)	-	(614)
Operating profit	6,697	3,860	772	40	11,369
1S2019					
Revenues	8,563	9,181	818	96	18,658
Operating profit before depreciation	6,208	3,112	374	38	9,732
Depreciation	(203)	(29)	(49)	-	(281)
Operating profit	6,005	3,083	325	38	9,451

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine pesos without inflation adjustment - non audited)				
2Q2020					
Revenues	4,875	4,708	904	73	10,560
Operating profit before depreciation	3,473	1,728	567	15	5,783
Depreciation	(173)	(24)	(122)	-	(319)
Operating profit	3,300	1,704	445	15	5,464
2Q2019					
Revenues	4,765	4,542	487	47	9,841
Operating profit before depreciation	3,572	1,558	195	17	5,342
Depreciation	(112)	(16)	(25)	-	(153)
Operating profit	3,460	1,542	170	17	5,189

2Q 2020 EARNINGS RELEASE

2Q 2020 EARNINGS RELEASE

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the 1Q2020 and 1Q2019

(In millions of Argentine pesos)

	1Q2020	1Q2019
Cash flows provided by operating activities		
Total comprehensive income for the period	5,343	9,551
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	2,484	2,014
Derivate financial instruments results	(263)	14
Disposal of property, plant and equipment	4	119
Increase in allowances and provisions	120	154
Share of loss from associates	(13)	43
Interest expense accrual	1,341	1,281
Interest income on other financial assets other than cash and cash equivalents	(45)	(36)
Income tax	2,219	4,110
Doubtful accounts	192	-
Foreign exchange loss	4,796	1,051
Acquisition of Notes	(333)	-
Gain on monetary position	(2,559)	(2,916)
Changes in assets and liabilities:		
Trade receivables	661	(2,308)
Other receivables	(649)	(949)
Inventories	(264)	(289)
Trade payables	(618)	(250)
Payroll and social security taxes payable	(72)	27
Taxes payable	(49)	(236)
Contract assets	104	(66)
Other payables	28	128
Deferred income tax	12	-
Interest paid	(1,147)	(1,128)
Income tax paid	(448)	(3,763)
Contract liabilities	254	640
Derivative financial instruments results	552	-
Cash flows provided by operating activities	**11,650**	**7,191**
Cash flows used in investing activities		
Additions to property, plant and equipment	(4,108)	(9,433)
Financial assets not considered cash equivalents	(3,223)	(9,856)
Cash flows used in investing activities	**(7,331)**	**(19,289)**
Cash flows (used in) / provided by financing activities		
Payment of loans	(1,130)	(21)
Cost of adquisition of treasury shares	(1,758)	(959)
Cost of acquisition of Notes	(835)	-
Dividend paid		(10,801)
Cash flows used in financing activities	**(3,723)**	**(11,781)**
Net increase / (decrease) in cash and cash equivalents	**596**	**(23,879)**
Cash and cash equivalents at the beginning of the year	11,099	29,102
Foreign exchange gain on cash and cash equivalents	109	3,418
Monetary result effect on cash and cash equivalents	(750)	(4,584)
Cash and cash equivalents at the end of the period	**11,054**	**4,057**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice president

Date: August 7, 2020